02038438

PE 5·1·02

0-49751
EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAY 30 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: **May, 2002**

PROCESSED
JUN 10 2002
THOMSON
FINANCIAL

NORSKE SKOG CANADA LIMITED
(Name of registrant)

700 West Georgia Street, 9th Floor
Pacific Centre, Vancouver,
British Columbia, Canada, V74 1J7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F _X_

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By: Valerie Seager

Name: Valerie Seager
Title: Corporate Secretary

Date: May 28, 2002

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	News release dated May 28, 2002	4

EXHIBIT 1

Norske Skog Canada Limited
9th Floor, 700 West Georgia Street
P.O. Box 10058 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1J7

Tel: 604 654 4000
Fax: 604 654 4961

news release

NorskeCanada

28 May 2002

Norske Skog Canada Limited Announces Closing of Common Share Offering

VANCOUVER, BC – Norske Skog Canada Limited ("NorskeCanada") (NS:TSX) announced today that it has completed the sale of 31,100,000 common shares of NorskeCanada from treasury at a price of $7.00 per common share, for gross proceeds of $217.7 million.

The net proceeds of the offering, together with cash on hand and drawings on its existing revolving credit facility, will be used to repay all of NorskeCanada's secured term debt.

As a result, based on March 31, 2002 balances, NorskeCanada's capital structure will be improved with debt to capitalization reduced to 41% from the current 54%, and interest expense will be reduced by $13 million annually.

The Common Shares offered have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold within the United States except pursuant to the exemption from registration provided by Rule 144A (and in compliance with the exemptions from registration under applicable state laws).

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

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For further information contact:

Ralph Leverton
Vice President, Finance and CFO
NorskeCanada
(604) 654-4040

Deborah Somerville
Director, Corporate Affairs
NorskeCanada
(604) 654-4933

Alan Wallace, Managing Director
CIBC World Markets
(604) 891-6301